EXHIBIT 99.3
Press Conference Transcript

INFOSYS TECHNOLOGIES LIMITED
Q3 07 PRESS CONFERENCE
JANUARY 11, 2007

CORPORATE PARTICIPANTS

Nandan Nilekani
Infosys Technologies - CEO and MD

Kris Gopalakrishnan
Infosys Technologies - COO, President and Joint MD

Mohandas Pai
Infosys Technologies - Member of the Board

S.D. Shibulal
Infosys Technologies - Director and Head - Worldwide Delivery and Sales

Srinath Batni
Infosys Technologies - Member of the Board

V. Balakrishnan
Infosys Technologies - CFO

Amitabh Chaudhry
Infosys BPO - CEO

PRESS CONFERENCE PARTICIPANTS

Sumeet
Reuters

Rohit
Dow Jones

Gayathri
Doordarshan

Raghu
Times of India

Bajaji
Rediff

Moderator
Good afternoon everyone.  Welcome to Infosys Q3 result announcement.  It is our pleasure to see you this year. wishing you a great year ahead.  We will start the proceedings by a presentation by Nandan on the company's financial performance.  Kris will come on and present the company's operational performance.  Nandan will then come back to present the financial outlook.  The Q&A session will happen thereafter.  I would request you to press the red button in the panel in front of you, please release it after you have asked the question so that the next question can be taken up.  I would also request you to give your name and the name of your publication.  Thanks. Over to Nandan.

Nandan Nilekani
Thank you Bani and a Happy New Year to all of you and welcome to this press conference on our third quarter results.  This is the performance for the entire Infosys group.  This is the safe harbor clause.

Let me briefly talk to you about the financial performance for this quarter.  This quarter on Indian GAAP on a year-to-year basis, we have grown at 44.4% and PAT from ordinary activities has grown at 50%.  On US GAAP, our revenue on a year-to-year basis has grown at 46.9% and our net income has grown at 52.4%.

This quarter we have added 43 new clients and we have added on a gross basis 6,062 people, and on a net basis 3,282, which is and therefore our headcount at the end of December 31st was 69,432.

The overall income was Rs. 3,655 crores for the quarter with a gross profit of Rs. 1,717 crores.  SG&A expense of Rs. 521 crores.  Our operating profit for this quarter was Rs. 1,196 crores.  The important point this quarter is that we had a 200 basis points impact on our operating margin because the rupee appreciated.  The rupee appreciated an average of about 3.8% for the quarter and inspite of having a 200 basis points impact on operating margin because of rupee appreciation, we have been able to offset that because of improvements of 80 basis points in revenue productivity, 80 basis points in license fees, 50 basis points in SG&A expense reduction, and therefore net-net in spite of the rupee appreciation, our operating margins actually improved by 20 basis points and that has reflected in this numbers and the PAT after tax and after minority interest was Rs. 983 crores.

The balance sheet size - total liability is Rs. 9,715 crores; we have a cash and cash equivalents of over a billion dollars at Rs. 4,791 crores, account receivable of Rs. 2,216 crores, and net current assets of Rs. 6,441 crores.

With that I will request Kris to speak about the company performance and I will come back for the summary.  Thank you.

Kris Gopalakrishnan
Thanks Nandan and Happy New Year from my side to all of you.  North America has come down a little bit and the growth in Europe has been very strong. As we can see Europe has gone from 25.8% of our business to 26.8% of our business.

Utilization excluding trainees is 75.8%.  We typically keep it around 76 to 80%, so this is within that range; including trainees it is almost the same, 67.5%.

Fixed price has gone up slightly from 26.2% to 27.7% and actually there has been a positive impact because of this also.

Onsite has come down.  In terms of the effort onsite is 32.7%, it has come down slightly, again that is a positive impact.

The top client is 6.9% of our business.  The top 25 clients sequentially grew 12.6% this quarter. If you look at growth of the company, it is about 10% and the top 25 clients grew faster than the company growth rate.  We have 256 million-dollar relationships.  We have 108 five-million-dollar relationships.  We have 11 fifty-million-dollar relationships and 2 hundred-million-dollar relationships.  We have seen growth across most of the segments here, overall 256 million-dollar relationships.

Some of the examples, I will not go into every one of them but in retail we added a leading US grocery chain as a client. They selected Infosys to enhance its IT systems to support warehouse operations and improve business IT alignment.  We are setting up testing Centers of Excellence for a leading manufacturer and marketer of skin care, fragrance and hair products.  Another top retailer, a global retailer in Europe, has started using Infosys for their infrastructure management services.  In UK, Infosys is helping a company in the energies and utility space to help them with customer service process and maintenance support for two business critical applications for a leading insurance provider.

Finacle continues to register growth.  Finacle won a large nationalized bank in India with about 1,200 branches.  Two other banks, one in Africa and India are live with Finacle core banking.  New versions were rolled out in ICICI Bank, UK operations, in Bank of Rajasthan and ANZ Bank.

Infosys BPO continues to grow; it grew sequentially about 20%.  Infosys Consulting had significant client wins this quarter.  For example, a large food retailer and also this is a combined Infosys Technologies-Infosys Consulting win, chose Infosys Consulting to devise an E-commerce strategy.

Infosys completed the Sponsored ADR offering of 30 million American Depository Shares. This was priced at 53.50 per ADS. Aggregate price is $1.6 billion, one of the largest equity offering from India and this helped Infosys join the select list of NASDAQ-100.  NASDAQ-100 as you know, is an index composed of 100 largest non-financial stocks in the NASDAQ stock markets in terms of market capitalization.  Infosys is the first Indian company to be added to the NASDAQ-100 index.

From a human resources perspective, we have added 6,062 employees of which 1,676 employees were at the experienced category; net addition of 3,282.

We have  spent Rs. 343 crores <towards Capex inaudible>. As of December 31st, the company had 11.5 million square feet of space capable of accommodating 58,000 professionals and another 9.3 - 9.4 million square feet under completion, capable of accommodating another 23,000 professionals.  Now let me hand it over back to Nandan.

Nandan Nilekani
Thanks Kris and let me share with you our outlook for the future.  Now for the quarter ended March 31st, we expect income between Rs. 3,789 crores to Rs. 3,798 crores which on a year-to-year basis is between 44.4% to 44.7% growth and we believe Earnings per share is going to be Rs. 17.88, which on a year-to-year basis is 46.3%.  For the full year, we expect income between Rs. 13,910 crores and Rs. 13,919 crores, which is a growth of 46.1% to 46.2%.  Earnings per share about 66.63, which is a growth of 48%.  On a sequential basis for Q4, we expect Q4 to grow over Q3 in dollar terms between 4.6 to 4.9%.

So to summarize, we believe that our investments over the last several years, we have built a portfolio of services, we have enriched them by creating more value, we have synergized them to create the whole One-Infy approach. We think all these things have led to creating a compelling value proposition for clients, which is reflected in the fact that we have had three consecutive quarters of double-digit growth in dollar terms.

We believe that the pricing environment continues to be stable with an upward bias.  We have seen this quarter an uptake of 80 basis points of revenue productivity.  We also have, as we clarified, even though the rupee has had an impact of 200 basis points on the operating margin because of the appreciation, we have been able to maintain and in fact improve our margins from 28.3% to 28.5% because the loss of margin due to rupee appreciation was offset by the gain in margin in revenue productivity, in license fees and SG&A scale benefits.

So, overall we believe this has been a good quarter.  We continue to believe that there is no sign of any slow down in the global economy and IT spending and in any case we think that because of the focus on the globalization of services, we think the whole offshoring story continues to be mainstream and Infosys being the premium brand in this space continues to attract customer benefit.  Thank you very much and now we will take questions.

Kris Gopalakrishnan
You can press the red button and then ask the question.

Lady speaker
What is the outlook for the China unit and for Consulting?  When do you expect them to be profitable?

Shibulal
China continues to be in an investment mode.  We have about 700 employees in China.  This quarter the revenue was about $4.9 million, out of that $1.9 million came from local, and $3 million from global customers including some cross-charge.  What we are seeing is that the global customers are slowly starting to accept China as a viable option for global delivery.  We have two customers from our financial services segment setting up OSDCs. They are starting this quarter.  The utilization is 33%, we expect it to go up in the coming quarters.

Kris Gopalakrishnan
In Consulting, if you look at the Consulting and Enterprise Solution space, our total revenue is about 20%, we have more than 3,000 people.  Consulting subsidiary per se has about 200 odd people, but overall business and management consulting is about 500 plus people right now, which is what we said it should be.

Male participant
<______in audible>

V. Balakrishnan
The average rupee dollar rate in last quarter, that is September quarter was 46.29, this quarter it was 44.53. So there is an appreciation of 3.8%.  It impacted the operating margin by 200 basis points.  On the non-operating side, we had certain hedges that gave a benefit of 1.1% because we had $373 million worth of hedges at the end of last quarter and we had a translation impact,  negative impact of 1.6%. So on the net-net basis on a non-operating side, we had a negative impact of 0.6%.  So overall the net margin we had 2% impact coming on the operating side, 0.6% coming on a non-operating side, overall it is 2.6% impact on the net margin because of the rupee.

Last year, I think we closed the year at something around 45.4 or so, now the rupee is at 44.11, so we already have a impact of something around 3 to 3.5% because of the change in currency rates.

This quarter, the revenue loss because of the currency appreciation, it is Rs. 145 crores.

Male participant
<______ inaudible>.

V. Balakrishnan
No, we don't have much hedging for the payables because we have a natural hedge.  We derive revenues in foreign currencies and we have expenses in foreign currency, which nets it out.  We are a net foreign exchange earner. So the hedges are mainly for receivables, not for payables.

Lady Speaker
What is your forecast for employee growth for the rest of the year and any outlook at all for the coming fiscal year?

Mohandas Pai
We plan to hire about 5,000 people for the rest of the year.  We hired 6,000 people this quarter.  With 5,000 people we will have a gross number of 30,000 people.  For next year, we will give the forecast along with our financial forecast.

Sumeet (Reuters)
If you could tell us something about your business in Infosys BPO, how is the margin growing there and how many people do you wish to add?

Amitabh Chaudhry
On the BPO side, as you are aware we grew by almost 20% quarter-on-quarter.  Our margins have been steady.  Actually our margins this quarter are slightly better than that of last quarter.  Our attrition rate which was 38.2% last quarter has come down to 26% this quarter, so we have done very well on that front.  As far as our pipeline and our growth matrix are concerned, I think we continue to see a lot of traction and we are quite confident about the future.

What portion do you want me to repeat?

Sorry, this quarter we had a margin of 22.3%. We continue to carry an impact of one time items including stock compensation charge and we had given a Silver Jubilee bonus to all our employees and we continue to carry that charge in our books.  If you take some of those items off, our margins are upward of 24% in the business.

We have done and we have margins about 1% better than last quarter.

Male participant <______in audible>

Amitabh Chaudhry <______in audible>

This particular client is also a client of Infosys but we cannot name the client.

Male speaker <______in audible>

You are talking about Infosys BPO?  We have 29 clients in Infosys BPO as of end of this quarter, 29 clients.

Sumeet (Reuters)
Could you give us an idea where growth is coming in the European market, any specific industries?

Kris Gopalakrishnan
In Europe, we have growth in financial services, in manufacturing, in high tech, which includes telecom also and retail, so these are the four sectors where we are seeing good growth in Europe.

Rohit (Dow Jones)
I just wanted your outlook on the rupee for the fourth quarter?

V. Balakrishnan
Well, it is very difficult to predict.  I am not the Reserve Bank of India Governor but I think we closed the quarter at 44.11 and our guidance factors 44.11 for next quarter.  We continue to proactively hedge our risks and try to minimize the impact.  The currency market is very volatile.  It has got different macro-economic factors, which is driving the currency rate; one is the oil price, the other is the equitymarkets, another is inflow into a country. So I think they are various macro-economic factors, it is very difficult to predict, you can only manage by proactively taking some of the hedges. That is what we are doing.

Male speaker <______in audible>

Last quarter end we have $373 million of hedges, end of December we have $360 million.

Sumeet (Reuters)
Mr. Pai if you could tell us something about the high attrition rates, it continues to be high in the December quarter as well and are the wage hikes in FY08 is likely to be the same as the previous year?

Mohandas Pai
We have an attrition of 13.5% on the last 12 months basis.  If you remove the involuntary attrition - attrition which happens because of the fact that people do not pass our training course with a particular range of marks, then the attrition has come down to 12.2%.  Last quarter, the attrition was 12.9% on LTM basis and 12% excluding involuntary attrition.  So if you check the normal attrition, it has gone up from 12% on LTM basis to 12.2%.  If you take the total number of people who left is almost the same like the last quarter, even though we have added on about 3,500 people net this quarter.  So on the attrition front, I think things are under control.  As far as the wages are concerned, we have said that the wages for the next year, we don't see any increase in the total quantum of wage hike compared to what we did this year of between 13 to 15%, at this point of time.

Gayathri
You have planned no capacity addition in Bangalore, but there is capacity addition happening elsewhere. Is it easier to acquire land in other places, is it far more difficult in Bangalore?  That is question #1.  Second is, many of your employees leave from what I hear, they leave even though they come from varied backgrounds studying different subjects, they all come here because financially they feel much more attracted to come to IT company, how can you make the work more interesting for them because I hear many of them say that after sometime they get tired of coding?

Mohandas Pai
Gayathri, you know the situation about lands in Bangalore. I think you know it as well as we do.  We have identified land and we have got the consent of people. I think we have put an application for acquisition with KIADB and it stands there at this point of time, it is still going on.  As of date we have no land.  Whatever we could we did. So the question of expanding in Bangalore is very tough because we don't have space.  Yeah, that is already included in the numbers, so that is one.  And two, as far as the second question about young people, I think the people who are joining in the last 1 to 2 years, have a feeling of restlessness amongst them, I mean we see a very qualitative change. Younger people who joined today are restless, they want to go up the ladder very fast, they want to see rapid change in the work that they do, they get easily bored.  It is a systemic change in society that we are seeing and I think if you look at you and us and people who joined 7 years back, I think they were willing to work on a job and learn and grow but now people don't even want to learn. They just do one project, they get bored, they want something else without becoming experts. It is symbiotic of what is happening in society. So the way out is possibly better communication, more handholding, more investment in training and talking to them and making them understand, they have got a long working life of 30 years, they need to become masters of at least one or two technologies and for that they have to spend time and do a deep dive exercise.

Lady participant
Bala, margins this quarter was 28.9%, what is the outlook for the fourth quarter?

V. Balakrishnan
I think our guidance factors in a stable margin for next quarter because the average rupee rate this quarter was 44.53.  Our guidance assumes 44.11. It will have some impact on the margin but that will be offset by the scale benefit we will get on the SG&A. So our guidance factors in a stable margin environment for next quarter.

Lady participant
Do you expect improvement in utilization rates as well given that you are hiring fewer people in the second half of the year?

Kris Gopalakrishnan
We try to keep the utilization between a range of 76% to 80% and this is because we want to make sure that if there is an opportunity in the market and we need to respond fast, we have sufficient bench capacity to respond.  Right now it is 77.7 excluding trainees, so our range will be around the same.

Male participant
Can you give us an idea of per capita productivity, how much has it increased over the year-on-year?

Kris Gopalakrishnan
Quarter upon quarter, onsite has gone up by 1.9%, offshore has gone up by 1.7%, on a blended basis 1.4%. Annually that is the year to date last year versus year to date this year is 3.7% onsite, 2.1% offshore, and 4.3% blended.

Male participant
2.1% is it?

Kris Gopalakrishnan
3.7% onsite, 2.1% offshore and 4.3% blended, this is year to date from last year to this year.

Raghu (Times)
I would like to know your take on inorganic growth, I mean especially looking at your growing cash reserves at least what are the verticals that look promising for Infosys to invest in the coming year?  And secondly, I would also like to know what exactly are you planning to do about ..., and this is one question?

Kris Gopalakrishnan
When you look at inorganic growth, the first thing you need to know is that if you look at the last 5 to 7 years, we have had better performance than most companies in the IT services sector in terms of growth organically. So we believe that we have grown organically very well.  Having said that, we look at acquisitions in the area of new services, deepening our penetration into a particular industry vertical or may be even entering into a new vertical through an acquisition and lastly looking at platform based services and things like that. So there are various possibilities in the acquisition side.  For us the key is to make sure that the acquired entity brings in value to Infosys, we are able to integrate that well, and we pay the right price for the acquired entity.  Those are some of the parameters we look at when we look at acquisition.

Raghu (Times)
Secondly, I just wanted to know there are some of the engagements that you had in the retail side because that seems to have gotten into the double digit figure after Q2. So if you can sort of elaborate on the kind of engagements you had in Q2 in retail?

Shibulal
On the retail side actually we have some very strong solutions.  First one I would mention is the master data management solution which we have and the second one is multi-channel integration solution. So in the retail space and in the RFID area in the retail, also we have built deep expertise.  So the expertise which we have in the retail vertical plus the solutions which we have are allowing us to win very very strategic deals, transformational deals in the retail space.  For example, I think we are working with about 8 or 9 top US retailers on creating the multi-channel integration solutions for them. 8 or 9 of the major retailers in US are working with us on the multi -channel integration solutions.  Our RFID solution has been recently rolled out to one of the healthcare customers in US for tracking high value items. So the work which we are doing in retail is solution oriented as well as transformational oriented.

Raghu (Times)
Whatever happened to your Calcutta project?

Mohandas Pai
It remains where it was last quarter.

Gayathri
What is happening on the RFID?  You had an experiment going sometime ago. There were some initial forays into RFID.  I believe there is a big seminar coming up.

Shibulal
As I just mentioned, we have built expertise in the RFID in the retail space as well as we have created solutions around it.  The RFID tag price points are still very high for low value items.  So the cost of the tag is too high to be used with very low value items.  So that option is definitely slower in the retail industry but at the same time what we have done is to adopt that solution for high value items, not in retail, across other industries and as I said we have recently rolled out a solution for a healthcare instrument manufacturer to track high value items using our RFID solution.

Arun
I just wanted to clarify on this attrition in the BPO.  Mr. Chaudhry had said that it was 38.2% in Q2 and it went down to 26% in Q3, so what was the reason?  Is this kind of a one off incident or is this going to be something cyclical?  Can you throw some light on that?

Amitabh Chaudhry
Well, we have been working very hard at it, so I hope that is the reason why it has come down.  But this is one-quarter number.  We are obviously hoping that we will be able to sustain it.  It is a very significant drop in our attrition numbers and we have taken that as a big problem for the industry itself and for the company because we believe that the number has to be between 20-25% on a sustainable basis.  So, we are coming closer to our target.  It is not just one thing which we did, we did change our name to Infosys BPO last quarter as I am sure it has helped, but apart from that we have been working with our employees and trying to understand what are some of the issues they have and why are they leaving us and I think we are working on each of those individual issues from a communication perspective, from their career aspirations and some of the programs we have launched for them and so on and so forth.  I think it is having a positive impact in our overall attrition numbers.  We are also making each of our managers realize the importance of attrition and I think they are owning that problem in a much bigger way than before.  So, these are some of the reasons why we believe it has gone down but we have got it down for one quarter and we need to sustain it. So the story is not over as yet.  But we do believe that at this number if we really do an apple-to-apple comparison, I think we have demonstrated that the attrition number can be as low as this.  A lot of other people report numbers close to this but they do take out a number of people who attritted because they report it in a very different way.

Sumeet (Reuters)
January to March is the quarter when most of the US companies reallocate their budget for IT spending.  I just wanted to know if you are hearing any talks of cut in tech spending against the backdrop of the US slow down and how has the inclusion in NASDAQ-100 Index help in terms of bagging new deals?

Kris Gopalakrishnan
We poll our customers periodically and what we hear from them is that IT spending or budgets will go up slightly may be 2-6%, but more importantly for us as offshore has become mainstream today, offshore outsourcing will take significant share away from the traditional way of doing things.  That means offshore will continue to grow.  If you look at the NASSCOM-McKinsey study, it still says that over the next few years, the industry should continue to see a growth rate of about 30% and we are also seeing that the clients are willing to look at much larger size of teams or projects, etc, when it comes to offshore, looking at 1,000 or 2,000 people kind of offshore teams, etc. or project sizes.  So, clearly we are seeing that there is tremendous opportunity in the offshore outsourcing and it will continue to grow.  So, if you go back and look at our presence on NASDAQ itself way back in 1999, it was a watershed event, it increased our exposure and the brand equity. So clearly NASDAQ-100 also demonstrates that we are a global company.  We are a company which has arrived and clearly it is a demonstration of the brand equity of the company.  We feel that this will benefit us both from an investor perspective as well as client and a customer perspective from an awareness, brand equity, visibility, etc.

Lady participant
Kris to clarify, you said your clients are telling you that there will be a 2-6% increase in spending budgets in 2007?

Kris Gopalakrishnan
Yes, 2-6% increase in budgets.

Male participant
The period you mentioned for, if you could just clarify 2-6% over the next year, FY08 or fourth quarter of this year?

Kris Gopalakrishnan
In 2007 calendar year budget over calendar year 2006 budget.  You see the budgets are being firmed up as we speak, January is when the budgets get firmed up and we believe that the budgets will increase somewhere between 2-6%, more like 4-5%.

Male participant
It is related to the US companies, right?

Kris Gopalakrishnan
Global companies

Male participant
Mr. Gopalakrishnan, what specifically about European companies, you expect the IT spend budgets go up much higher than what is happening in the US or it will again fall in that 2-6% range?

Kris Gopalakrishnan
The difference when it comes to European companies is that except for UK, the continental Europe has been slightly slower in the adoption of the offshore model and they are in a catch up mode at this point and they are accelerating their move to offshore. So that is the difference when it comes to Europe and we are seeing that we are taking advantage of that and investing more and growing faster in Europe.

Nandan Nilekani
I think one thing we must remember that when we are talking about 2-6% increase in spending, it is the total IT spending, but we must also bear in mind that the complexion of that spending is changing and that there is a larger proportion of that spending going towards offshoring and the globalization of services.  That is how we have to look at it, that is, one is the total spend and then how the composition is changing towards the kinds of things that we do.

Male participant
Just one question, you have Infosys China and you are trying to use that as a base to talk to global customers based both in China as well as the rest of the Far East. When you are talking about this offshoring model, what is getting projected from Infosys side, is it the India story or is it the India plus China factor that you are trying to bring on the table?

Shibulal
What we are projecting is the true Global Delivery Model story, that is what we are projecting.  It is about the ability to take programs across the globe, deliver it from multiple locations seamlessly to a customer.  So, our China centre from a global delivery perspective just like another center like Bhubaneshwar or Mangalore or Chennai. It is not any different and the quality of delivery, the kind of people, the processes which we follow and every other aspect of the delivery will be exactly same as any other location in India.  We also have proximity development centers in other parts of the world. So what we are projecting is a unified, true Global Delivery Model.

Balaji
Nandan, could you elaborate on this?  How much of that would account for offshoring globalization, you said 2-6% spending or total tech spending. It is a very complex spending, but how much do you think is the pie there for offshore and globalization?

Nandan Nilekani
I think, it is difficult to say how much of that but I think the couple of metrics we should look at is that the total IT and BPO offshoring in India has gone up from something like $50 million in 1991 to about $24 billion today and if you go by the public estimates of NASSCOM, they are looking at total IT and BPO spend of around $50 to $60 billion by the turn of the decade.  So, that is some kind of proxy for how much money is getting spent here.  So, our point was that if you look at the last four to five years, while the IT spending in aggregate terms has not gone up, the fact is that firms like Infosys have grown in the past five years, at a compounded growth rate of 40%.  So, the point I am trying to make is that there is shift in the way people are spending their money on technology.

Male participant
Can you throw some light on Infosys Australia, what is the revenues and the......?

Srinath Batni
Infosys Australia has grown by 39% on a standalone basis from year on year and 51% based on the combined offshore delivery also.  Today, we have got about 350 local employees.  We have added about 40 employees this quarter.

Balaji
Nandan now we come to my last question is how serious is this terror threat?  Your company has been in the news for wrong reasons recently. That is #1, and then, why do you think your company is being singled out by these kind of renegade elements and what measures you are taking to foil, if there is such presumptive attack, not necessarily here but anywhere?  How much are you spending on this?

Nandan Nilekani
I think you are asking us to take transparency to the next level here, how much we are spending and all.  I think there have been many locations that are being mentioned.  Just yesterday all the airports in the country were under some kind of an alert. So I think that is an ongoing thing and we have taken all the necessary measures, security measures to deal with this but unfortunately I cannot really say how much we are spending on it plus exactly what measures we have taken we really cannot share with you because that is part of the measure that they have to be confidential, but I think it suffices to say that we are taking all the necessary steps to deal with any such potential threat.

Balaji
From your company's perception, how serious and is the really the intelligence, the police information, does tell you that and do you have your own independent or any other kind of assessment made?

Nandan Nilekani
Well, I think we cannot really comment on that.  All I can say is that I think at different points in time, different places are mentioned in this space.

Gayathri
How strict is the surveillance over the employees themselves. There is such a turn over, so many people are working here, 63,000 plus?

Mohandas Pai
How strict is the surveillance over the employees?  Well, we do background checks for all laterals who join the corporation.  We make sure that we hire from the best colleges for the people who come in at the fresher level and we take whatever measures we deem necessary to make sure that we protect the enterprise.

Moderator
Thank you every one.  Rahul do you have a question?

Rahul
Sir, the other cities you are building in like Pune and Chandigarh, are they doing any thing better than places like Bangalore and Calcutta for example in terms of giving you the clearances or allotting land. Are they doing anything faster or better?

Mohandas Pai
Oh yeah, the government support is very very good in Andhra Pradesh, very good in Tamil Nadu.  It is good in Kerala, it is good in Chandigarh, very good in Pune, very very good in Bhubaneshwar and we come to Bangalore and you know the situation.  Bangalore is okay, but Bangalore is the biggest place in the country.  Obviously, a lot-lot more needs to be done in Bangalore.  Of course, Rajasthan is now the hotspot.  We see a golden triangle for IT in north India.  Delhi, Jaipur and Noida, there is a golden triangle happening. There is a big golden triangle in the south, Hyderabad, Bangalore, and Chennai.

Moderator
Thank you every one.  The spokespeople will be available for one-on-one comments.  We will break for lunch now.